UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             RALSTON PURINA COMPANY

                                (Name of Issuer)

          Ralston-Continental Baking Group Common Stock ("CBG Stock")

                         (Title of Class of Securities)

                            751 262 106 (CBG Stock)

                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement: \ \. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


                                       1
     Ralston Purina Employee Benefit Asset Investment Committee ("EBAIC").

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     Not applicable.

3.   SEC USE ONLY:

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     The EBAIC is an unincorporated committee consisting of employees of the Issuer with fiduciary responsibility for the management and control of investments of the Issuer's Savings Investment Plan (the "Plan"), a 401K Plan with an ESOP feature. The individuals comprising the EBAIC also serve, in a separate and independent capacity, as trustees of the Ralston Purina Retirement Plan Trust (the "Trust"), a qualified defined benefit plan, which held shares of CBG Stock as plan assets. The S.E.C. has advised that because of the identity of membership of the EBAIC and the trustees of the Trust, shares of CBG Stock held in the Trust should be aggregated with other shares reported as beneficially owned by the EBAIC.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.   SOLE VOTING POWER:            0

6.   SHARED VOTING POWER:                         0

7.   SOLE DISPOSITIVE POWER:                      0

8.   SHARED DISPOSITIVE POWER:     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                       2
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0

     On May 15, 1995, the Issuer exchanged each outstanding share of CBG Stock for .0886 shares of Ralston Purina Company Common Stock ("RAL Stock"), which now represents the Issuer's sole outstanding class of common stock. The exchange was authorized by the Issuer's Articles of Incorporation. As a result of the exchange, the terms of the Issuer's $1.00 par Series A ESOP Convertible Preferred Stock were adjusted to provide that such shares were convertible only into 2.29 shares of RAL Stock. Upon the exchange, all shares of CBG Stock held in the Trust or allocated to participate accounts in the Plan were exchanged for shares of RAL Stock, and the CBG Stock Fund in the Plan was thereafter deleted.

12.  TYPE OF REPORTING PERSON:

     EP

SCHEDULE 13G


Item 1.

(a)  Name of Issuer:  Ralston Purina Company

(b) Address of Issuer's Principal Executive Offices: Checkerboard Square, St. Louis, MO 63164

Item 2.

                                       3

(a)  Name of Person Filing:        EBAIC

(b)  Address of Principal Business Office or, if none, Residence:
     Checkerboard Square, St. Louis, MO 63164
(c)  Citizenship:
     See responses to Item 4 on Cover Sheets

(d)  Title of Class of Securities:  CBG Stock

(e)  CUSIP Number:  751 262 106 (CBG Stock).

Item 3.                  If this statement is filed pursuant to Rule 13d-1(b),

or 13d-2(b), check whether the

     person filing is a:


(a)  Broker or Dealer registered under Section 15 of the Act:  No

(b)  Bank as defined in section 3(a)(6) of the Act:  No

(c)  Insurance Company as defined in section 3(a)(19) of the Act:  No

(d)  Investment Company registered under section 8 of the Investment Company
Act: No.

(e)  Investment Adviser registered under section 203 of the Investment Advisers
Act of 1940:             No

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
     Section 240. 13d-1(b)(1)(ii)(F):             Yes
                                       4

(g)  Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
(Note: See Item 7):      No

(h)  Group, in accordance with Section 240. 13d-1(b)(l)(ii)(H):  No

Item 4.                  Ownership


     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

     This Schedule was inadvertently not filed by February 14 of 1996 to report ownership levels as of December 31, 1995. The ownership levels disclosed are as of December 31, 1995 but remain the same as of the date hereof.

     Not Applicable


Item 5.                  Ownership of Five Percent or Less of a Class


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than five percent of the class of securities, check the following:     [x]

Item 6.                  Ownership of More than Five Percent on Behalf of

Another Person.


                                       5
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

Item 7.                  Identification and Classification of the Subsidiary

Which Acquired the Security Being Reported on     By the Parent Holding Company


     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

Item 8.                  Identification and Classification of Members of the

Group


     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                       6

     Not applicable.

Item 9.                  Notice of Dissolution of Group


     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

Item 10.                 Certification


     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 4, 1996

                                       7
Signature:



C. S. Sommer
Ralston Purina Employee Benefit Asset
Investment Committee





















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